Exhibit 99.3

Linkage Global Inc
PROXY FOR EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

January 27, 2025

THE BOARD RECOMMENDS A VOTE FOR ALL THE PROPOSALS.

I. It is resolved, as a Special Resolution in accordance with Article 2.8 of the Company’s amended and restated articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.00025 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.00025 each are entitled to cast on a poll being increased from 20 votes to 100 votes for each Class B Ordinary Share they hold is approved (the “Class B Variation”).

___ FOR	___ AGAINST	___ ABSTAIN

II. It is resolved, as an Ordinary Resolution, to adjourn the Class A EGM (as defined in the proxy statement) to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of all shareholders of the Company scheduled to be held on or about the date of the Class A EGM (the “Class A EGM Adjournment”).

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of Linkage Global Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: